Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

						Thirty-Nine Weeks
	Fiscal Year Ended					Ended
	September 27, 2009	September 26, 2010	September 25, 2011	September 30, 2012	September 29, 2013	June 29, 2014
Earnings
Pretax loss from continuing operations	$(168,916)	$(60,507)	$(55,479)	$(48,437)	$(35,060)	$(36,035)
Plus:
Fixed charges	23,562	18,327	17,342	19,234	17,161	12,722
Amortization of capitalized interest	2,319	1,057	811	727	1,085	877
Minus:
Interest capitalized	(589)	(1,071)	(972)	(1,630)	(1,278)	(592)
Earnings	$(143,624)	$(42,194)	$(38,298)	$(30,106)	$(18,092)	$(23,028)
Fixed Charges
Add:
Interest expense and capitalized(1)	$19,109	$16,113	$15,185	$16,981	$15,481	$11,658
Amortized premiums, discounts and capitalized expense related to indebtedness	1,242	834	852	1,200	918	657
Estimate of interest within rental expense	3,211	1,380	1,305	1,053	762	407
Preference security dividend requirements
Total Fixed Charges	$23,562	$18,327	$17,342	$19,234	$17,161	$12,722
Ratio of Earnings to Fixed Charges	(A )	(A )	(A )	(A )	(A )	(A )

(1)	For the fiscal years ended September 27, 2009, September 26, 2010, September 25, 2011, and September 30, 2012, September 29, 2013 and the 39 weeks ended June 29, 2014, interest expensed and capitalized includes non-cash interest of $8,793, $8,456, $7,576, $5,467, $3,335 and $2,475.
(A)	Due to insufficient earnings or losses, the ratio coverage was less than 1:1 for each period presented in the table above. We would have needed to generate additional earnings of $167,186 for the fiscal year ended September 27, 2009, $60,521 for the fiscal year ended September 26, 2010, $55,640 for the fiscal year ended September 25, 2011, $49,340 for the fiscal year ended September 30, 2012, $35,253 for the fiscal year ended September 29, 2014 and $35,750 for the 39 weeks ended June 29, 2014 in order to cover the fixed charges in those periods.